September 19, 2018

David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

       Re: MDC Partners Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 7, 2018
           File No. 001-13718

Dear Mr. Doft:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Unaudited Condensed Consolidated Financial Statements
Revenue, page 8

1. Tell us how you determined that you act as agent for your production and media buying services. Please specifically address how you considered your role, if any, in creating or developing a client's marketing or corporate communications message. Refer to ASC
      606-10-55-36 through 40 and ASC 606-10-50-12(c).
2. We note the nature of services performed by each of your reportable segments as described on pages 20-21. Please tell us which services you combine with others for the
 David Doft
MDC Partners Inc.
September 19, 2018
Page 2
         purposes of determining your performance obligations and which services you treat as a separate performance obligation. Refer to ASC 606-10-25-21 and ASC 606-10-50-12(c).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson,, Senior Staff Accountant at (202) 551-3365 or
Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameDavid Doft                                Sincerely,
Comapany NameMDC Partners Inc.
                                                            Division of
Corporation Finance
September 19, 2018 Page 2                                   Office of
Telecommunications
FirstName LastName